Mail Stop 4561

November 26, 2007

By U.S. Mail and facsimile to (312) 683-7111

Mr. Dennis L. Klaeser
Chief Financial Officer
PrivateBancorp, Inc.
70 West Madison, Suite 200
Chicago, Illinois 60602

> **RE:** **PrivateBancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 0-25887**

Dear Mr. Klaeser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.   We note that you have presented "Amortization of deferred compensation, net of forfeitures" as an operating cash flow for the years ended December 31, 2004,

2005 and 2006. We also note that you made certain reclassifications to your Statement of Cash Flows in your March 31, 2007 Form 10-Q which effectively eliminated this line item. Please explain to us the nature of this line item, how it relates to your stock compensation expense, and the reasons for the reclassifications made during the first quarter of 2007.

Notes to Consolidated Financial Statements

Note 10 – Trust Preferred Securities, page F-31

2.   It is our understanding, based on your disclosure on page F-32, that you do not consolidate the three statutory trusts formed to issue trust-preferred securities. You disclose in several places, however, that "the Company" issued trust preferred securities and you present these securities on the face of your balance sheet. In the interest of clarity, please revise future filings as follows:

- Clearly disclose that the trusts are variable interest entities that are not consolidated under the provisions of FIN 46(R);
- Clarify that the trust preferred securities were issued by the trusts rather than the Company; and
- Revise your Consolidated Balance Sheet to classify your liability to the trusts as Junior Subordinated Debentures.

3.   As a related matter, we note that you reclassified certain historical amounts in your March 31, 2007 Form 10-Q related to your trust preferred securities "based on your interpretation of FIN 46(R)." Please provide us with a more detailed explanation of this reclassification, including a specific discussion of your interpretation of FIN 46(R) and how your interpretation has changed since the issuance of your Form 10-K for the year ended December 31, 2006. In addition, please tell us whether this "reclassification" represents the correction of an error in prior period financial statements.

Note 12 – Related-Party Transactions, page F-37

4.   We note that you are a general partner in a partnership for investment purposes. Please tell us the following:

- Advise us as to the nature, size and purpose of this partnership;
- Tell us your percentage of ownership; and
- Tell us how you considered the guidance in FIN 46(R) and EITF 04-5 in determining whether you were required to consolidate this partnership.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief